U P G R A D I N G   A M E R I C A’S   N E I G H B O R H O O D S

700 West Hillsboro Blvd, Building 1, Suite 100, Deerfield Beach, FL 33441
Phone: (855) 663-1768; Fax: (954) 736-5989
www.HelpfulAlliance.com

March 4, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Pamela Long, Assistant Director

Mail Stop 4631

Re:	Helpful Alliance Company Amendment No. 3 to Registration Statement on Form S-1 Filed February 8, 2016
File No. 333-205358

Dear Ms. Long:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter, dated February 23, 2016 (the “Comment Letter”), relating to the above-captioned registration statement (the “Registration Statement”) filed by Helpful Alliance Company, a Florida corporation (the “Company”).

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 4 to the Registration Statement (the “Amendment”) filed with the Commission today via EDGAR. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated stated below in its entirety and identified with italic font, with the Company’s responses to a particular comment set out immediately underneath it.

Prospectus Summary, page 1

Business Plan, page 3

1.	Please clarify whether the “amount of associated investment proceeds” for each milestone is meant to indicate the total estimated costs of achieving that milestone or the anticipated profits from operations while in that phase of your business activity. We note that the amount presented for Stage I, at $80,000,000, is substantially more than the costs associated with the operating activities within that stage presented further down this page. If the “amount of associated investment proceeds” represents anticipated profits, please provide the information supporting your projections. Please refer to Item 10(b) of Regulation S-K.

RESPONSE:

Business Plan, page 3

2.	Please clarify the anticipated duration of Stage I of your business plan. In the first table on page 3 it ends in 2017, but in the second table on page 3 it runs through 2019.

RESPONSE:

We have revised the disclosure on pages 3 and 45 to clarify that Stage I is anticipated to end in 2017.

Risk Factors, page 9

3.	Please revise to include a risk factor addressing the fact that you will not have sufficient funds to build on your plot in Chesterfield County even if you sell all of the shares offered in this prospectus, as outlined on page 3.

RESPONSE:

Please be advised that the Company has decided to forego purchasing a 3-D Printer by doing so, currently believes that it will have sufficient funds to build on its land in Chesterfield County, VA if all of the shares offered by the Company in the prospectus are sold. However, we have added the following risk factor:

We may not sell enough shares of Common Stock in this Offering to develop our Seasons Creek development in Chesterfield County, VA.

On December 11, 2015, the Company, through our subsidiary, Seasons Creek Development, LLC, a Virginia limited liability company, purchased a 28.8-acre parcel of land in Chesterfield County, Virginia zoned for new construction of 70 residential, single-family homes for $211,336 in cash. We are planning on building homes of average size 2,250 square feet, or total development of 173,250 square feet of buildable living space. We have currently allocated $3,250,000 from the net proceeds of this Offering for land development costs such as engineering, earth works, utilities and other off- and on-site works for the development of 70 homebuilding lots on this parcel of land and up to $7,000,000 for construction and other customary costs associated with building 70 homes on this parcel of land. There can be no guarantee that we will be able to sell a sufficient amount of shares of Common Stock in this Offering to fund such activities. Our failure to sell enough shares to fund these activities will cause us to alter our current plans and/or seek other financing which might not be available to us on favorable terms or at all. If we alter our plans or are not able to obtain alternative financing, we may have to resell the parcel of land which could adversely affect our business strategy and the value of your Common Stock.

Relationships of the Selling Stockholders to the Company, page 23

4.	In the third bullet point under this heading you continue to state that Zena Katz is the beneficial owner of 3,208,738 shares. On page 26 you state that she beneficially owns an aggregate of 850,404 shares. This also conflicts with your disclosure elsewhere to the effect that Ms. Katz beneficially owns 875,404 shares. Please revise.

RESPONSE:

We have revised the disclosure throughout the prospectus to correctly state that Zena Katz beneficially owns 875,404 shares of the Company’s Common Stock. We apologize for the inconsistency and any confusion.

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Use of Proceeds, page 26

5.	We note that footnote (2), which pertains to the costs of constructing homes for your Seasons Creek project, is applied to both “[l]and development for 70 homes (Seasons Creek project)” and “[p]urchase of land for construction.” If you have yet to purchase all of the land that will comprise your project, please revise to indicate this.

RESPONSE:

We have revised the Use of Proceeds table on page 28 by using a separate footnote for each line item and to indicate that the costs associated with the “Purchase of land and properties for construction and remodeling” line item reflects the amount we intend to use for purchase of new land for development for purposes of future construction, and properties for remodeling and does not include the Seasons Creeks project. As stated in the prospectus, the $211,336 purchase price for the 28.8 acre Seasons Creek property in Chesterfield County, VA was paid in an all cash transaction from the Company’s reserve of working capital.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

6.	Please reconcile the table of milestones on page 35 with your disclosure on page 3. We note that the amounts allocated for various purposes, particularly the development of properties at Seasons Creek, vary between these two tables. Please also revise your disclosure on pages 49 and 57 regarding the cost of home construction at Seasons Creek as appropriate.

RESPONSE:

We have revised the disclosure per your comment and apologize for the oversight.

Unusual and Irregular Events, page 45

7.	We note your response to prior comment 11. Please clarify, if true, that you have no continuing interest in the property in Hialeah, Florida, since the note has been repaid.

RESPONSE:

We have revised the disclosure on page 29 to clarify that we have no continuing interest in the property in Hialeah, Florida, since the note has been repaid.

Cash Flows, page 48

8.	Your table of “Estimate Operating Expenses for 201[6]” continues to present costs for this offering that vary with your disclosure on page 27 and your presentation of the expenses of issuance and distribution on page 92. Please refer to comment 16 of our letter dated January 29, 2016 and revise.

RESPONSE:

We have revised the disclosure per comment.

Business, page 56

9.	Please clarify, here or in MD&A, the amount and form of consideration you paid for the parcel in Chesterfield County and the source of any funds used.

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RESPONSE:

We have revised the disclosure on page 54 to state that the Company paid $211,336 for the 28.8 acre Seasons Creek property in Chesterfield County, VA and that consideration was paid in an all cash transaction from the Company’s reserve of working capital.

Financing Division, page 62

10.	You state here that ATZ has the right to exercise up to 2 million shares underlying its warrant from the 14.5 million shares offered for sale by the Company in this offering. Please clarify the meaning of this statement. Refer to comment 14 of our letter dated January 29, 2016.

RESPONSE:

That text was inadvertently left in the last filing. We have deleted the disclosure and apologize for any inconvenience.

Executive Compensation, page 77

11.	Please revise the narrative accompanying your table of executive compensation to clarify the compensation Messrs. Temnikov and Gurin received subsequent to August 30, 2015.

RESPONSE:

We have revised the disclosure per your comment and as required by Item 402 of Regulation S-K.

Certain Relationships and Related Party Transactions, page 81

12.	Please revise to include a description of your purchase of a patent from Mr. Gurin in December of 2015, as disclosed on page 70. Please refer to Item 404(d) of Regulation S-K.

RESPONSE:

We have revised the language on page 79 to state the following:

On December 10, 2015, we acquired from our founder, Interim Chief Financial Officer and Vice President of Business Development, Sergey Gurin, the full rights for the intellectual property protected by U.S. Patent application US 62/222,424 entitled “Building block and interlocking construction method,” which is different from HTI’s patent. We have paid Mr. Gurin $200 for the acquisition of this patent, which comprised the $130 filing fee Mr. Gurin paid to the U.S. Patent and Trademark Office, postage and other minor expenses associated with filing of the patent. The Company will begin amortizing this patent cost when application is approved, and therefore did not recognize any amortization expense for the year ended December 31, 2015.

Capitalizations, page 81

13.	You do not discuss paying any interest on your notes to Zimas, but the outstanding principal and accrued interest as of February 5, 2016 for these notes is the same as the principal amount of the notes. Similarly, the amount of accrued interest on your loan to Abratenko at December 31, 2015 indicates that interest payments were received but are not disclosed here. Please revise to disclose the amount of principal and interest paid on your various debt transactions during the period covered. Please refer to Item 404(a)(5) of Regulation S-K.

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RESPONSE:

We have revised the disclosure on pages 78 and 79 per your comment by adding the underlined text below.

●	In March 2013, we issued an unsecured non-recourse convertible promissory note in the principal amount of $1,000,000 to Zimas, LLC, a principal stockholder. The note bears interests at the rate of 8.0% per annum, payable quarterly, matures on March 31, 2016, and is convertible into shares of Common Stock at a rate of $1.60 per share. The note is payable upon demand at any time before the maturity date upon 100 days’ prior notice. However, upon early demand, the outstanding principal amount shall be discounted 20% and an early termination penalty will apply. Zimas LLC is owned and controlled by Ms. Zena Katz, who is the sister of Ms. Fay Katz, a 75% owner of FVZ, LLC, a founder and principal stockholder of the Company. The outstanding principal and accrued interest on this note as of February 5, 2016 is $1,000,000. As of December 31, 2014, the amount of accrued interest was $80,000, which was paid in January 2015. As of December 31, 2015, the amount of accrued interest was $80,000, which was paid in January 2016. During the years ended December 31, 2015 and 2014, the Company made payments for interest totaling $80,000 and $74,740, respectively.

●	In June 2014, we issued an unsecured non-recourse convertible promissory note in the principal amount of $400,000 to Zimas, LLC, a principal stockholder. The note bears interests at the rate of 8.0% per annum, payable quarterly, matures on June 30, 2017, and is convertible into shares of Common Stock at a rate of $1.60 per share. The note is payable upon demand at any time before the maturity date upon 100 days’ prior notice. However, upon early demand, the outstanding principal amount shall be discounted 20% and an early termination penalty will apply. Zimas LLC is owned and controlled by Ms. Zena Katz, who is a related person to Ms. Fay Katz, who is a 75% owner of FVZ, LLC, a founder and principal stockholder of the Company. The outstanding principal and accrued interest on this note as of February 5, 2016 is $400,000. As of December 31, 2014, the amount of accrued interest was $16,444, which was paid in January 2015. As of December 31, 2015, the amount of accrued interest was $32,444, which was paid in January 2016. During the years ended December 31, 2015 and 2014, the Company made payments for interest totaling $16,444 and $0, respectively.

●	In October 2013, we purchased a loan with a principal amount of $100,000 from our affiliate, Helpful Capital Group LLC, which was loaned to Abratenko Labs LLC, now Fuel Combustion Technologies Inc., in which our controlling stockholders, Mr. Sergey Gurin, Mr. Maxim Temnikov, and FVZ, LLC, own 52.32% shares of Common Stock of Fuel Combustion Technologies Inc. This note accrues interest at an annual rate of 14.0%, payable quarterly, and matures in October 2015. The company has a right to early withdrawal with a ninety-day notice prior to the withdrawal. As of December 31, 2015 and December 31, 2014, the amount of accrued interest was $17,529 and $3,529, respectively. This loan is in default for non-payment of interest payments, and a 100% allowance totaling $117,529 for bad debt has been recorded for both principal and accrued interest at December 31, 2015.

Financial Statements for Fiscal Years Ended December 31, 2014 and December 31, 2013

14.	Please update the financial information in your filing to include the audited fiscal year ended December 31, 2015 in accordance with Rule 8-08 of Regulation S-X.

RESPONSE:

We have revised the financial information in the Registration Statement to include the audited fiscal year ended December 31, 2015 in accordance with Rule 8-08 of Regulation S-X.

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The Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and the declaration of effectiveness Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Philip Magri, Esq. of the Magri Law, LLC by phone at (954) 303-8027 or email at pmagri@magrilaw.com. We thank you for your assistance with this matter.

Very truly yours,

HELPFUL ALLIANCE COMPANY

By:	/s/ Sergey Gurin
Name:	Sergey Gurin
Title:	Vice President and Interim Chief Financial Officer

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